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                                                               EXHIBIT (a)(1)(C)

MEMORANDUM FROM MORRIS S. YOUNG SENT TO EMPLOYEES OF THE COMPANY ON MAY 27, 2003

TO:               Employees with Eligible Stock Options

FROM:             Morris S. Young

SUBJECT:          Offer To Exchange Options

DATE:             May 27, 2003

IMPORTANT NEWS--PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE 9:00 P.M., PACIFIC TIME, ON JUNE 24, 2003

I am happy to announce that AXT has approved a stock option exchange program. This exchange program is an important opportunity for those of you with "underwater" options to cancel your existing options in exchange for new options.

As you know, recent economic conditions and stock market volatility have adversely affected the price of our stock. As a result, many of you hold stock options with exercise prices that are significantly higher than the current market price of our common stock. This voluntary option exchange program permits employees to cancel current options with an exercise price greater than $2.10 per share in exchange for new options to be granted six months and one day later. The new options will be for the purchase of three shares for every four shares that are canceled and will have an exercise price equal to the fair market value of our common stock on the date of grant of the new options (six months and one day after cancellation).

For accounting reasons, we cannot grant the new options for at least six months and one day after we cancel your old options. A repricing of your options or an immediate grant of new options could force the Company to take a significant charge to earnings. The anticipated cancellation date is June 24, 2003, meaning your new options will not be granted until December 26, 2003. The new options will have an exercise price equal to the market price of our common stock on the date of the new grant.

This program is completely voluntary. You may keep your existing options at their current exercise price or you can tender your eligible options for cancellation in exchange for a new option grant. The options will be exchanged on a three-for-four basis. If you elect to participate in the exchange program, and you continue to be employed by AXT on the date the new options are granted, you will receive a new option for three shares for every four shares of your old option immediately prior to its cancellation, rounded down to the nearest full share.

The vesting schedule and vesting commencement date for the new options will be the same as that of your old options. On the date that a new option is granted and any date thereafter, you will be vested in the new option to the same extent you would have been vested on that date had you retained your old option. However, if you are a U.S. employee subject to federal overtime compensation requirements, your New Option, although vested, generally may not be exercised during the six-month period following the date it is granted.

Options eligible for this program are those unexercised options that were granted under our 1997 Stock Option Plan. You are eligible to participate if you are currently an employee and on June 24, 2003 you remain an employee of AXT or one of our subsidiaries. Members of our Board of Directors, including those who are employees and our executive officers, are not eligible to participate.

If you elect to exchange one or more eligible options, accounting rules will require that you exchange all options granted to you after November 26, 2002, regardless their exercise price. The entire unexercised portion of each exchanged option will be canceled. You may not elect to exchange only a portion of an unexercised option grant. To receive new options, you must remain employed by AXT or one of its subsidiaries on the new option grant date. If your employment terminates for any reason, voluntary or involuntary, before the new option grant date, you will

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not receive any new options or any other consideration, and your canceled options will not be restored. New options will be granted under our 1997 Stock Option Plan.

Securities laws require that we keep this offer open for 20 business days, during which you can decide whether you wish to participate. The current deadline for submitting an election form is 9:00 p.m., Pacific Time, on June 24, 2003. After the deadline has passed we will cancel all eligible options that you elect to exchange and will accept no further election forms.

This offer is subject to the conditions described in the Offer to Exchange and its exhibits filed with the Securities and Exchange Commission and attached to this memorandum. There are risks associated with this program, and I encourage you to read the attached materials carefully to fully understand the risks and benefits of this program. You will also receive your individual stock option schedule, which details your stock option grants to date and the status of each.

To participate, eligible option holders must complete an Election Form and hand deliver, courier, mail or fax a signed copy to Kirk Lowe at AXT, Inc., 4281 Technology Drive, Fremont, California 94538, fax number (510) 438-4793. We must receive your Election Form no later than 9:00 p.m., Pacific Time, on June 24, 2003. If we do not receive your Election Form by this time, you will not be permitted to participate in the exchange program. If you have any questions about the stock option exchange program or your options, please contact Kirk Lowe at AXT, Inc., 4281 Technology Drive, Fremont, California 94538, (510) 683-5900, extension 208.

We hope that this exchange program will give all of you with underwater options the benefit of receiving new options that will not be under water on the date of issue. Thus, we hope you will have the opportunity to receive greater rewards as the company grows and prospers in the future. We appreciate your commitment to the success of AXT.

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